[redacted]

12028304

Amerigroup RealSolutions in healthcare

SEC Mail Processing Section

OCT 05 2012

Washington DC 401

SUPPLEMENT NO. 1 TO PROXY STATEMENT

AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
(757) 490-6900

October 3, 2012

Dear Stockholder:

On or about August 31, 2012, we mailed to you a proxy statement relating to a special meeting of stockholders of AMERIGROUP Corporation ("Amerigroup") originally scheduled to be held on October 9, 2012, to consider and vote on, among other things, a proposal to adopt the Agreement and Plan of Merger (the "original merger agreement"), dated as of July 9, 2012, by and among WellPoint, Inc. ("WellPoint"), Amerigroup and WellPoint Merger Sub, Inc., an indirect wholly-owned subsidiary of WellPoint ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Amerigroup, with Amerigroup surviving the merger as an indirect wholly-owned subsidiary of WellPoint (the "merger").

The purpose of this proxy statement supplement is to:

- advise you that the parties to the original merger agreement have executed an amendment ("amendment no. 1") to the original merger agreement to reduce the termination fee payable by Amerigroup to WellPoint under the circumstances described in the merger agreement from $146 million to $97 million (the original merger agreement, as amended by amendment no. 1 thereto and as may be further amended from time to time, the "merger agreement");
- advise you that we have postponed the date of the special meeting. **The special meeting will now be held on October 23, 2012 in the Hargroves Conference Center located at the Amerigroup National Support Center II, 1330 Amerigroup Way, Virginia Beach, Virginia 23464. The meeting will begin at 10:00 a.m., local time.** The record date for the special meeting has not been changed and remains August 27, 2012. This means that only stockholders that owned our common stock at the close of business on August 27, 2012 are entitled to notice of and may vote at this meeting. A list of our record stockholders will be available at our corporate headquarters located at 4425 Corporation Lane, Virginia Beach, Virginia 23462, during ordinary business hours for 10 days prior to the special meeting; and
- update additional disclosures included in the proxy statement.

If the merger is completed, Amerigroup stockholders will have the right to receive $92.00 in cash, without interest and less any applicable withholding taxes, for each share of common stock, par value $0.01 per share, of Amerigroup ("Amerigroup common stock") that they own immediately prior to the effective time of the merger.

We cannot complete the merger unless Amerigroup stockholders adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Amerigroup common stock entitled to vote on the proposal. **Your vote is very important, regardless of the number of shares you own. If you already have voted on the proposal to adopt the merger agreement using a properly executed proxy card or otherwise voted via Internet or telephone, you will be considered to have voted on adoption of the merger agreement, as amended, as well, and you do not need to do anything, unless you wish to revoke or change your vote.** If you have not previously voted or if you wish to revoke or change your vote, please vote over the Internet or by telephone pursuant to the instructions contained in these materials or complete, date, sign, and return a proxy card as promptly as possible.

The Amerigroup board of directors has determined that amendment no. 1 is advisable, fair to and in the best interests of Amerigroup and its stockholders and has approved amendment no. 1. **After careful consideration, the Amerigroup board of directors recommends that Amerigroup stockholders vote "FOR" the proposal to adopt the merger agreement, as amended by amendment no. 1.**

The obligations of Amerigroup and WellPoint to complete the merger are subject to the satisfaction or waiver of certain conditions. The accompanying proxy statement supplement contains detailed information about amendment no. 1, the special meeting and the merger.

On behalf of your board of directors, thank you for your continued support.

Sincerely,

James G. Carlson

James G. Carlson
Chairman, Chief Executive Officer and President
AMERIGROUP Corporation

This proxy statement supplement is dated October 3, 2012 and is first being mailed to Amerigroup stockholders on or about October 4, 2012.

AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
(757) 490-6900

AMENDED NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On October 23, 2012

Dear Stockholder:

On Tuesday, October 23, 2012, AMERIGROUP Corporation ("Amerigroup") will hold a special meeting of stockholders in the Hargroves Conference Center located at the Amerigroup National Support Center II, 1330 Amerigroup Way, Virginia Beach, Virginia 23464. The meeting will begin at 10:00 a.m., local time, and is being held for the following purposes:

- to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 9, 2012, by and among WellPoint, Inc. ("WellPoint"), Amerigroup and WellPoint Merger Sub, Inc., an indirect wholly-owned subsidiary of WellPoint (as amended by amendment no. 1 thereto and as may be further amended from time to time, the "merger agreement"), pursuant to which an indirect wholly-owned subsidiary of WellPoint will be merged with and into Amerigroup, with Amerigroup surviving the merger as an indirect wholly-owned subsidiary of WellPoint (the "merger");
- to approve an adjournment of the special meeting of stockholders of Amerigroup (the "special meeting"), if necessary or appropriate in the view of the board of directors of Amerigroup (the "Amerigroup board of directors"), to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and
- to consider and vote on a proposal to approve, on a non-binding, advisory basis, certain compensation that will or may become payable by Amerigroup to its named executive officers that is based on or otherwise relates to the merger.

Only stockholders that owned our common stock at the close of business on August 27, 2012 are entitled to notice of and may vote at the meeting. A list of our record stockholders will be available at our corporate headquarters located at 4425 Corporation Lane, Virginia Beach, Virginia 23462, during ordinary business hours for 10 days prior to the special meeting.

Adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Amerigroup's common stock, par value $0.01 per share ("Amerigroup common stock"), entitled to vote on the proposal. **The Amerigroup board of directors recommends that Amerigroup stockholders vote "FOR" the proposal to adopt the merger agreement.**

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. IF YOU ALREADY HAVE VOTED ON THE PROPOSAL TO ADOPT THE MERGER AGREEMENT USING A PROPERLY EXECUTED PROXY CARD OR OTHERWISE VOTED VIA INTERNET OR TELEPHONE, YOU WILL BE CONSIDERED TO HAVE VOTED ON ADOPTION OF THE MERGER AGREEMENT, AS AMENDED, AS WELL, AND YOU DO NOT NEED TO DO ANYTHING, UNLESS YOU WISH TO REVOKE OR CHANGE YOUR VOTE. IF YOU HAVE NOT PREVIOUSLY VOTED OR IF YOU WISH TO REVOKE OR CHANGE YOUR VOTE, PLEASE VOTE OVER THE INTERNET OR BY TELEPHONE PURSUANT TO THE INSTRUCTIONS CONTAINED IN THESE MATERIALS OR COMPLETE, DATE, SIGN, AND RETURN A PROXY CARD AS PROMPTLY AS

POSSIBLE. IF YOU ATTEND THE MEETING AND WISH TO VOTE YOUR SHARES PERSONALLY, YOU MAY DO SO AT ANY TIME BEFORE THE PROXY IS EXERCISED.

Please note that we intend to limit attendance at the special meeting to stockholders as of the record date (or their authorized representatives). If your shares are held by a broker, bank or other nominee, please bring to the special meeting your account statement evidencing your beneficial ownership of Amerigroup common stock as of the record date. All stockholders should also bring photo identification.

The accompanying proxy statement supplement provides a detailed description of amendment no. 1, the special meeting and the merger. We urge you to read the proxy statement and this proxy statement supplement, including any documents incorporated by reference, and the Annexes to each of the proxy statement and this proxy statement supplement carefully and in their entirety. If you have any questions concerning the merger, this proxy statement supplement or the proxy statement, would like additional copies of the proxy statement or need help voting your shares of Amerigroup common stock, please contact Amerigroup's proxy solicitor:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Call Toll-Free: (800) 607-0088
Call Collect: (203) 658-9400

By Order of the Board of Directors of
AMERIGROUP Corporation,

Nicholas J. Pace
Executive Vice President, General Counsel and Secretary

Virginia Beach, Virginia
October 3, 2012

TABLE OF CONTENTS

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SUPPLEMENT NO. 1 TO PROXY STATEMENT

INTRODUCTION

This proxy statement supplement dated October 3, 2012 (this "proxy statement supplement") is being sent to you because we have amended our Agreement and Plan of Merger, dated July 9, 2012, with WellPoint, Inc. ("WellPoint") and WellPoint Merger Sub, Inc. ("Merger Sub"), and our stockholders are being asked to adopt the merger agreement, as amended, at a special meeting to be held on October 23, 2012. On October 2, 2012, a memorandum of understanding was reached relating to a putative class action lawsuit that had been filed in the Delaware Court of Chancery against the members of our board of directors, certain of our officers, Goldman, Sachs & Co., WellPoint and Merger Sub. In connection with the memorandum of understanding, on October 2, 2012, Amerigroup, WellPoint and Merger Sub entered into an amendment to the original merger agreement, which we refer to in this proxy statement supplement as amendment no. 1. The effect of amendment no. 1 is to reduce the termination fee payable by Amerigroup to WellPoint under the circumstances described in the merger agreement from $146 million to $97 million. On October 2, 2012, Amerigroup filed with the Securities and Exchange Commission (the "SEC") a Current Report on Form 8-K describing the memorandum of understanding, amendment no. 1 and the postponement of the special meeting and stating that the board of directors of Amerigroup, pursuant to the merger agreement and consistent with its fiduciary duties, is prepared to receive and consider in good faith any inquiries and superior proposals (as defined in the merger agreement) to purchase Amerigroup.

This proxy statement supplement provides information on amendment no. 1 and updates the proxy statement dated August 29, 2012 and previously mailed to you on or about August 31, 2012, which we refer to in this proxy statement supplement as the proxy statement. The information provided in the proxy statement continues to apply, except as described in this proxy statement supplement. To the extent information in this proxy statement supplement differs from, updates or conflicts with information contained in the proxy statement, the information in this proxy statement supplement is the more current information. If you need another copy of the proxy statement or this proxy statement supplement, you may obtain it free of charge from us by directing such request to our Secretary at AMERIGROUP Corporation, 4425 Corporation Lane, Virginia Beach, Virginia 23462, telephone: (757) 490-6900. The proxy statement and this proxy statement supplement may also be accessed at www.sec.gov or on the Investor Relations section of Amerigroup's website at www.amerigroup.com. Amerigroup's website address is provided as an inactive textual reference only. The information provided on or accessible through our website is not part of this proxy statement supplement or the proxy statement and is not incorporated in this proxy statement supplement or the proxy statement by this or any other reference to our website provided in this proxy statement supplement or the proxy statement. See "Where You Can Find More Information," beginning on page S-9 of this proxy statement supplement.

All references to "Amerigroup," "we," "us," or "our" in this proxy statement supplement refer to AMERIGROUP Corporation, a Delaware corporation; all references to "WellPoint" refer to WellPoint, Inc., an Indiana corporation; all references to "Merger Sub" refer to WellPoint Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of WellPoint formed for the sole purpose of effecting the merger; all references to the "merger" refer to the merger of Merger Sub with and into Amerigroup with Amerigroup surviving as an indirect wholly-owned subsidiary of WellPoint; and, unless otherwise indicated or as the context requires, all references to the "original merger agreement" refer to the Agreement and Plan of Merger, dated as of July 9, 2012, by and among WellPoint, Amerigroup and Merger Sub and all references to the "merger agreement" refer to the original merger agreement, as amended by amendment no. 1 (as defined below) and as may be further amended from time to time; and all references to "amendment no. 1" refer to Amendment No. 1 to Agreement and Plan of Merger, dated October 2, 2012 among WellPoint, Amerigroup and Merger Sub.

QUESTIONS AND ANSWERS ABOUT AMENDMENT NO. 1, THE MERGER AGREEMENT AND THE SPECIAL MEETING

The following are some questions that you, as a stockholder of Amerigroup, may have regarding amendment no. 1, the merger and the special meeting and the answers to those questions. Amerigroup urges you to carefully read the remainder of this proxy statement supplement and the proxy statement because the information in this section does not provide all the information that might be important to you with respect to amendment no. 1, the merger and the special meeting. Additional important information is also contained in the Annexes to and the documents incorporated by reference into this proxy statement supplement and the proxy statement.

Q: WHY AM I RECEIVING THIS PROXY STATEMENT SUPPLEMENT AND A NEW PROXY CARD?

A: You have been sent this proxy statement supplement and a new proxy card because on October 2, 2012, Amerigroup, WellPoint and Merger Sub entered into amendment no. 1, which is an amendment to the original merger agreement. This proxy statement supplement provides information on amendment no. 1 and updates the proxy statement. On October 2, 2012, a memorandum of understanding was reached relating to a putative class action lawsuit that had been filed in the Delaware Court of Chancery against the members of our board of directors, certain of our officers, Goldman, Sachs & Co., WellPoint and Merger Sub. In connection with the memorandum of understanding, on October 2, 2012, Amerigroup, WellPoint and Merger Sub entered into amendment no. 1.

Q: WHAT IS THE EFFECT OF AMENDMENT NO. 1?

A: The effect of amendment no. 1 is to reduce the termination fee payable by Amerigroup to WellPoint under the circumstances described in the merger agreement from $146 million to $97 million. A copy of amendment no. 1 is attached hereto as Annex E. You are encouraged to read amendment no. 1 in its entirety, and if you have not already done so, to read the proxy statement and this proxy statement supplement in their entirety.

Q: WHEN AND WHERE WILL THE SPECIAL MEETING BE HELD?

A: The special meeting will now be held on October 23, 2012 in the Hargroves Conference Center located at the Amerigroup National Support Center II, 1330 Amerigroup Way, Virginia Beach, Virginia 23464. The meeting will begin at 10:00 a.m., local time.

Q: HAS THE BOARD OF DIRECTORS APPROVED AMENDMENT NO. 1?

A: Yes, the Amerigroup board of directors has determined that amendment no. 1 is advisable, fair to and in the best interests of Amerigroup and its stockholders and has approved amendment no. 1.

Q: HOW DOES THE BOARD RECOMMEND I VOTE ON THE PROPOSALS?

A: **The board has not changed its recommendation on how stockholders should vote on the proposals. The board recommends that you vote as follows:**

- **FOR** the adoption of the merger agreement;
- **FOR** the approval of an adjournment of the special meeting, if necessary or appropriate, in the view of the Amerigroup board of directors, to solicit additional proxies in favor of the proposal to adopt the merger agreement if there are not sufficient votes at the time of such adjournment to adopt the merger agreement; and
- **FOR** the approval, on a non-binding, advisory basis, of certain compensation that will or may become payable by Amerigroup to its named executive officers that is based on or otherwise relates to the merger.

Q: WHO MAY ATTEND THE SPECIAL MEETING?

A: Although the date of the special meeting has changed, the record date for determining who is entitled to vote at the special meting has not changed. Stockholders of record as of the close of business on August 27, 2012, or their duly appointed proxies, may attend the meeting. "Street name" holders (those whose shares are held through a broker, bank or other nominee) should bring a copy of an account statement reflecting their ownership of Amerigroup common stock as of the record date. If you are a "street name" holder and you wish to vote at the special meeting, you must also bring a proxy from the record holder (your broker, bank or other nominee) of the shares of Amerigroup common stock authorizing you to vote at the special meeting. We intend to limit attendance to stockholders as of the record date. All stockholders should bring photo identification. Cameras, recording devices, and other electronic devices are not permitted at the meeting. Registration will begin at 9:30 a.m., local time.

Q: WHAT DO I NEED TO DO NOW?

A: First, we urge you to carefully read this proxy statement supplement (including the annex), the proxy statement and the other documents referred to or incorporated by reference in this proxy statement supplement or the proxy statement.

If you already have voted on the proposal to adopt the merger agreement using a properly executed proxy card or otherwise voted via Internet or telephone, you will be considered to have voted on adoption of the merger agreement, as amended, as well, and you do not need to do anything, unless you wish to revoke or change your vote.

If you have not yet voted, and if you are a registered holder of Amerigroup common stock (a "registered stockholder"), you may vote in person at the special meeting or authorize the persons named as proxies on the proxy card to vote your shares by returning the proxy card by mail, through the Internet, or by telephone. **Although Amerigroup offers four different voting methods, Amerigroup encourages you to vote through the Internet as Amerigroup believes it is the most cost-effective method.** We also recommend that you vote as soon as possible, even if you are planning to attend the special meeting, so that the vote count will not be delayed. Both the Internet and the telephone provide convenient, cost-effective alternatives to returning your proxy card by mail. If you vote your shares through the Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers. If you choose to vote your shares through the Internet or by telephone, there is no need for you to mail back your proxy card.

To Vote Over the Internet:

Log on to the Internet and go to the website www.proxyvote.com (24 hours a day, 7 days a week). Have your proxy card available when you access the website. You will need the control number from your proxy card to vote.

To Vote By Telephone:

On a touch-tone telephone, call 1-800-690-6903 (24 hours a day, 7 days a week). Have your proxy card available when you make the call. You will need the control number from your proxy card to vote.

To Vote By Proxy Card:

Complete and sign the proxy card and mail it to the address indicated on the proxy card.

If you return your signed proxy card without indicating how you want your shares of Amerigroup common stock to be voted with regard to a particular proposal, your shares of Amerigroup common stock will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the special meeting and cannot be voted.

It is important that you vote your shares. Your failure to vote, or failure to instruct your broker, bank or other nominee to vote, will have the same effect as a vote against the proposal to adopt the merger agreement.

Q: HOW CAN I REVOKE MY PROXY?

A: You have the right to revoke your proxy at any time before the special meeting by:

- submitting a written notice of revocation to our Secretary at 4425 Corporation Lane, Virginia Beach, Virginia 23462;
- submitting a later-dated proxy card;
- attending the special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy that you have previously given;
- submitting another vote by telephone or over the Internet; or
- if applicable, submitting new voting instructions to your broker, bank or other nominee.

If you choose either of the first two methods, you must submit your notice of revocation or your later-dated proxy card to the Secretary of Amerigroup, no later than the beginning of the special meeting.

If you have questions about how to vote or revoke your proxy, you should contact our Secretary at 4425 Corporation Lane, Virginia Beach, Virginia 23462.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this proxy statement supplement or the proxy statement or additional proxy cards or otherwise need assistance voting, you should contact:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Call Toll-Free: (800) 607-0088
Call Collect: (203) 658-9400

or

AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
(757) 490-6900
Attn: Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement supplement contains certain "forward-looking" statements as that term is defined by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are predictive in nature, that depend on or relate to future events or conditions, or that include words such as "believes", "anticipates", "expects", "may", "will", "should", "estimates", "intends", "plans" and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors:

- the failure to receive, on a timely basis or otherwise, the required approvals by Amerigroup's stockholders and government or regulatory agencies;
- the risk that a condition to closing of the proposed transaction may not be satisfied;
- Amerigroup's and WellPoint's ability to consummate the merger;
- the failure by WellPoint to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger;
- operating costs and business disruption may be greater than expected;
- the ability of Amerigroup to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the transaction; and
- the impact of legislative, regulatory and competitive changes and other risk factors relating to the industries in which Amerigroup and WellPoint operate, as detailed from time to time in each of Amerigroup's and WellPoint's reports filed with the SEC.

There can be no assurance that the proposed transaction will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1.A in Amerigroup's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and Item 1.A in Amerigroup's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as amended. Amerigroup cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Amerigroup or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this communication. Amerigroup undertakes no obligation to update or revise any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, except as may be required by law.

SUPPLEMENT TO THE PROXY STATEMENT

The following information updates or supplements the information in the specified sections of the proxy statement. The page references listed below are references to pages in the proxy statement, not this proxy statement supplement.

SUMMARY

Regulatory Clearances and Approvals Required for the Merger

The following information is inserted below the first paragraph of the section titled "Regulatory Clearances and Approvals Required for the Merger" on page 5 of the proxy statement.

On September 28, 2012, Amerigroup entered into a definitive agreement to sell Amerigroup Virginia, Inc. to Inova Health System Foundation. The sale, which is conditioned on the closing of the merger, will divest all of Amerigroup's managed care operations in the Commonwealth of Virginia. The sale is expected to close concurrently with the closing of the merger and is subject to the receipt of customary regulatory approvals and standard closing conditions.

Expenses and Termination Fees

The following information replaces the section titled "Expenses and Termination Fees" on page 8 of the proxy statement.

Expenses and Termination Fee (see page 99)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. The merger agreement provides that, upon termination of the merger agreement under certain circumstances, Amerigroup may be required to pay to WellPoint a termination fee of $97 million (or $73 million in certain circumstances). See the section entitled "The Merger Agreement—Expenses and Termination Fee; Effect of Termination" beginning on page 99 for a discussion of the circumstances under which such a termination fee will be required to be paid.

The Special Meeting

The following replaces the first sentence of the first paragraph of the section titled "The Special Meeting" on page 9 of the proxy statement.

The special meeting of Amerigroup stockholders is scheduled to be held in the Hargroves Conference Center located at the Amerigroup National Support Center II, 1330 Amerigroup Way, Virginia Beach, Virginia 23464 on October 23, 2012 at 10:00 a.m., local time.

Litigation Relating to the Merger

The following information is inserted below the last paragraph of the section titled "Litigation Relating to the Merger" on page 10 of the proxy statement.

On October 2, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the lawsuit entered into a memorandum of understanding (the "MOU") to settle all claims asserted therein. In connection with the MOU, the Company has agreed to (i) reduce the termination fee in the merger agreement from $146 million to $97 million; (ii) extend the meeting date for two weeks (from October 9, 2012 to October 23, 2012); and (iii) issue a Current Report on Form 8-K that identifies these terms and states that the Amerigroup board of directors, pursuant to the merger agreement and consistent with its fiduciary duties, is prepared to receive and consider in good faith any inquiries and superior proposals (as defined in the merger agreement) to purchase Amerigroup. In addition, without admitting any wrongdoing, fault, or liability, the parties to the merger agreement acknowledge that the prosecution of the action and discussions with counsel for the plaintiffs were the principal cause of certain additional disclosures made in the proxy statement. The settlement is subject to, among other items, the execution of a stipulation of settlement and court approval, as well as the merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Amerigroup stockholders from all claims alleged in the lawsuit, all claims concerning or arising out of the merger or otherwise relating to the transactions contemplated by the merger agreement, and all claims concerning, arising from or otherwise related to the disclosures contained in the proxy statement and the proxy statement supplement.

QUESTIONS AND ANSWERS

The following information replaces the corresponding question on page 16 of the proxy statement.

Q: WHAT HAPPENS IF THE MERGER IS NOT CONSUMMATED?

A: If the merger agreement is not adopted by Amerigroup stockholders or if the merger is not consummated for any other reason, Amerigroup stockholders will not receive any payment for their shares of Amerigroup common stock in connection with the merger. Instead, Amerigroup will remain an independent public company, and shares of Amerigroup common stock will continue to be listed and traded on the NYSE. The merger agreement provides that, upon termination of the merger agreement under certain circumstances, Amerigroup may be required to pay to WellPoint a termination fee of $97 million (or $73 million in certain circumstances). See the section entitled "The Merger Agreement—Expenses and Termination Fees; Effect of Termination" beginning on page 99 for a discussion of the circumstances under which such a termination fee will be required to be paid.

THE SPECIAL MEETING

Date, Time and Place

The following replaces the paragraph titled "Date, Time and Place" on page 21 of the proxy statement.

Date, Time and Place

The special meeting is scheduled to be held in the Hargroves Conference Center located at the Amerigroup National Support Center II, 1330 Amerigroup Way, Virginia Beach, Virginia 23464 on October 23, 2012 at 10:00 a.m., local time.

THE MERGER

Amerigroup's Reasons for the Merger

All references to "$146 million" in the section titled "Amerigroup's Reasons for the Merger" are replaced with a reference to "$97 million".

On page 47 of the proxy statement, the phrase "(equal to approximately 3% of the equity value of the transaction)" is replaced with the phrase "(equal to approximately 2% of the equity value of the transaction)".

Regulatory Clearances and Approvals Required for the Merger

The following information is inserted below the first paragraph of the section titled "Regulatory Clearances and Approvals Required for the Merger" on page 77 of the proxy statement.

On September 28, 2012, Amerigroup entered into a definitive agreement to sell Amerigroup Virginia, Inc. to Inova Health System Foundation. The sale, which is conditioned on the closing of the merger, will divest all of Amerigroup's managed care operations in the Commonwealth of Virginia. The sale is expected to close concurrently with the closing of the merger and is subject to the receipt of customary regulatory approvals and standard closing conditions.

Litigation Relating to the Merger

The following information is inserted below the last paragraph of the section titled "Litigation Relating to the Merger" on page 78 of the proxy statement.

On October 2, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the lawsuit entered into a MOU to settle all claims asserted therein. In connection with the MOU, the Company has agreed to (i) reduce the termination fee in the merger agreement from $146 million to $97 million; (ii) extend the meeting date for two weeks (from October 9, 2012 to October 23, 2012); and (iii) issue a Current Report on Form 8-K that identifies these terms and states that the Amerigroup board of directors, pursuant to the merger agreement and consistent with its fiduciary duties, is prepared to receive and consider in good faith any inquiries and superior proposals (as defined in the merger agreement) to purchase Amerigroup. In addition, without admitting any wrongdoing, fault, or liability, the parties to the merger agreement acknowledge that the prosecution of the action and discussions with counsel for the plaintiffs were the principal cause of certain additional disclosures made in the proxy statement. The settlement is subject to, among other items, the execution of a stipulation of settlement and court approval, as well as the merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Amerigroup stockholders from all claims alleged in the lawsuit, all claims concerning or arising out of the merger or otherwise relating to the transactions contemplated by the merger agreement, and all claims concerning, arising from or otherwise related to the disclosures contained in the proxy statement and the proxy statement supplement.

THE MERGER AGREEMENT

Expenses and Termination Fee; Effect on Termination

The first paragraph under the heading "Expenses and Termination Fee; Effect of Termination" on page 99 of the proxy statement is replaced in its entirety by the following:

Under the merger agreement, Amerigroup will be required to pay WellPoint a termination fee equal to $97 million (the "termination fee") if the merger agreement is terminated:

- by WellPoint due to the Amerigroup board of directors effecting a recommendation withdrawal prior to obtaining Amerigroup stockholder approval or concurrently entering into an agreement for a superior proposal; provided, however, that if the termination is in connection with the execution by Amerigroup of a binding agreement with a party from whom Amerigroup received, during the 30-day period following the date of the merger agreement, a bona fide written proposal for an alternative transaction, which the Amerigroup board of directors determined in good faith, prior to the end of the 30-day period, was or was reasonably likely to lead to, a superior proposal, the termination fee be $73 million; or

- by WellPoint due to failure to complete the merger by the outside date or obtain the Amerigroup stockholder approval, and in each case, a proposal or offer for an alternative transaction (with each reference to 15% in the definition of "alternative transaction" deemed to be a reference to 50%) being publicly proposed, announced or disclosed or submitted to the Amerigroup board after the date of the merger agreement and not irrevocably withdrawn and Amerigroup entering into a definitive agreement with respect to, or consummates, any proposal or offer for an alternative transaction within 12 months after such termination of the merger agreement.

WHERE YOU CAN FIND MORE INFORMATION

Amerigroup is subject to the reporting requirements of the Exchange Act. Accordingly, Amerigroup files current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC's Public Reference Room. Amerigroup's SEC filings also are available to the public at the Internet website maintained by the SEC at www.sec.gov.

Amerigroup also makes available free of charge through its website its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, its definitive proxy statements and Section 16 reports on Forms 3, 4 and 5, as soon as reasonably practicable after it electronically files such reports or amendments with, or furnishes them to, the SEC. Amerigroup's Internet website address is www.amerigroup.com. The information located on, or hyperlinked or otherwise connected to, Amerigroup's website is not, and shall not be deemed to be, a part of this proxy statement or incorporated into any other filings that we make with the SEC.

You may obtain copies of any of these filings by contacting Amerigroup at the following address and phone number or by contacting the SEC as described above. Documents incorporated by reference are available from Amerigroup without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement, by requesting them in writing, by telephone or via the Internet at:

AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia 23462
Attn: Secretary
Telephone: (757) 490-6900
Internet Website: www.amerigroup.com

THIS PROXY STATEMENT SUPPLEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT SUPPLEMENT AND THE PROXY STATEMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT SUPPLEMENT AND THE PROXY STATEMENT. THIS PROXY STATEMENT SUPPLEMENT IS DATED OCTOBER 3, 2012. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT SUPPLEMENT TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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ANNEX E

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "*Amendment No. 1*"), dated as of October 2, 2012, by and among WellPoint, Inc., an Indiana corporation ("*Purchaser*"), WellPoint Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Purchaser ("*Merger Sub*") and AMERIGROUP Corporation, a Delaware corporation ("*Company*"), amends that certain Agreement and Plan of Merger, dated as of July 9, 2012, by and among Purchaser, Merger Sub and Company (the "*Merger Agreement*").

RECITALS:

WHEREAS, Company, Purchaser and various other parties are defendants in *City of Monroe Employees Retirement System, et al., v. Capps*, C.A. No. 7788-CS (Del. Ch.) (the "*Litigation*");

WHEREAS, in connection with the settlement of the Litigation, Purchaser, Company and various other parties have entered into that certain Memorandum of Understanding, dated as of October 2, 2012 (the "*Settlement MOU*");

WHEREAS, the Settlement MOU provides, among other things, that the parties hereto will amend the Merger Agreement as provided for in this Amendment No. 1;

WHEREAS, Section 8.8 of the Merger Agreement provides that the Merger Agreement may be amended by the parties hereto, with the approval of their respective boards of directors, and that any such amendment shall be undertaken by an instrument in writing signed on behalf of each of the parties hereto; and

WHEREAS, the respective boards of directors of Purchaser, Company and Merger Sub have approved this Amendment No. 1.

NOW, THEREFORE, in consideration of the mutual promises contained herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Section 7.3(b) of the Merger Agreement is hereby amended by replacing the reference to "$146,000,000" therein with "$97,000,000".

2. The parties hereby agree that, notwithstanding Section 5.1(b) of the Merger Agreement, Company shall postpone the Company Stockholders Meeting to October 23, 2012. The foregoing agreement does not constitute an amendment to Section 5.1(b) of the Merger Agreement, which remains in full force and effect.

3. Capitalized terms used herein which are not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

4. Unless the context otherwise requires, the term "Agreement" as used in the Merger Agreement shall be deemed to refer to the Merger Agreement as amended hereby.

5. This Amendment No. 1 shall be effective as of the date first written above, as if executed on such date. Except as expressly provided herein, the Merger Agreement is not amended, modified or otherwise affected by this Amendment No. 1, and the Merger Agreement and the rights and obligations of the parties thereunder are hereby ratified and confirmed in all respects.

6. This Amendment No. 1 may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment No. 1 (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Amendment No. 1.

7. This Amendment No. 1 and all disputes between the parties under or related to this Amendment No. 1 or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the internal Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within the State of Delaware without regard to the conflicts of Laws rules thereof.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be duly executed as of the date first written above.

WELLPOINT, INC.

By: /s/ Wayne S. DeVeydt
Name: Wayne S. DeVeydt
Title: EVP & Chief Financial Officer

WELLPOINT MERGER SUB, INC.

By: /s/ Wayne S. DeVeydt
Name: Wayne S. DeVeydt
Title: President

AMERIGROUP CORPORATION

By: /s/ Nicholas J. Pace
Name: Nicholas J. Pace
Title: Executive Vice President,
General Counsel and Secretary